Exhibit 99.1

NEWS RELEASE

CONTACT:	Gary S. Maier
Maier & Company, Inc.
(310) 471-1288

HIGHWAY HOLDINGS REPORTS FISCAL 2017 SECOND QUARTER

AND SIX-MONTH RESULTS

HONG KONG — November 8, 2016 — Highway Holdings Limited (Nasdaq: HIHO) today reported results for its fiscal 2017 second quarter and six months ended September 30, 2016.

Net sales for the fiscal 2017 second quarter were $4.2 million compared with $6.1 million in the same quarter a year earlier -- reflecting lower production output largely due to a temporary disruption caused by the relocation of certain manufacturing operations at the company’s China facilities. Net sales also declined to a lesser extent due to decreased customer orders.

For the fiscal 2017 second quarter, the company reported a net loss of $128,000, or $0.03 per share, compared with net income of $391,000, or $0.10 per diluted share, a year earlier -- reflecting the impact on net sales of the relocation noted above and a one-time relocation expense of approximately $100,000.

Net sales for the six-month period were $9.44 million compared with $12.04 million a year ago, reflecting the disruption caused by the relocation of facilities and the decrease in customer orders noted above.

Net income for the six-month period was $37,000, or $0.01 per diluted share, compared with $695,000, or $0.18 per diluted share for the same period last year, reflecting the factors noted above.

Since February 2015, the company has been operating its metal stamping operations from temporary facilities while a new building was commissioned by the landlord. The company moved its operations out of the temporary facilities into the new building during the second quarter of fiscal 2017.

“The company continues to transition away from low margins business, with a focus on capturing new business to replace this business. At the same time, we are working diligently to maintain and grow business from our higher margin customers, which depends very much on the company’s ability to minimize inflationary increases of operational costs in China,” said Roland Kohl, chairman and chief executive officer of Highway Holdings.

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Kohl emphasized that the company is continuing its initiatives in Myanmar by relocating some component manufacturing machinery and equipment to its Myanmar operation, with the goal of expanding its assembly and manufacturing capabilities in that emerging country. “Shifting more of the manufacturing operations to Myanmar will both lower the cost of operations and reduce transportation costs between the company’s China and Myanmar facilities. These factors are expected to be attractive to a broader customer base and to lessen the dependency on the company’s operations in China. For the short term, such adjustments may slightly influence the company’s performance, but the initiatives are expected to secure and enhance the company’s future in the medium and longer term.” Kohl said.

Gross profit as a percentage of sales for the second quarter of fiscal 2017 was 26.6 percent compared with 25.7 percent a year earlier, reflecting the shift to higher margin business. Gross profit for the fiscal 2017 six-month period decreased to $2.4 million from $3.02 million a year ago due to the decrease in net sales. Gross profit as a percentage of sales increased to 25.5 percent from 25.1 percent, despite the sales decrease.

Selling, general and administrative expenses increased by $139,000 compared with the same period last year, reflecting the impact of the one-time $100,000 relocation expenses note above, and increased marketing expenses related to new business initiatives.

Net loss for the second quarter reflects a currency exchange gain of $43,000 compared with a $55,000 currency exchange gain for the same period last year. For the fiscal 2017 six-month period, the company realized a currency exchange gain of $26,000 compared with a currency exchange gain of $22,000 a year earlier. Since the company does not engage in currency exchange rate hedging, Highway Holdings will in the future continue to realize currency exchange gains and losses due to the fluctuation of currency exchange rates.

Kohl noted the company’s balance sheet remains strong, with cash of approximately $8.8 million, or $2.30 per diluted share compared with $2.4 per diluted share a year earlier, exceeding all of its short- and long-term liabilities by $3.6 million.

Current liabilities at September 30, 2016 totaled $5.1 million and current assets were $15.05 million. Total shareholders’ equity at September 30, 2016 was $11.19 million, or $2.94 per diluted share, compared with $11.93 million, or $3.14 per diluted share, at March 31, 2016.

About Highway Holdings Limited

Highway Holdings produces a wide variety of high-quality products for blue chip original equipment manufacturers -- from simple parts and components to sub-assemblies and finished products. Highway Holdings’ administrative offices are located in Hong Kong and its manufacturing facilities are located in Shenzhen in the People’s Republic of China and in Yangon in Myanmar.

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Except for the historical information contained herein, the matters discussed in this press release are forward-looking statements which involve risks and uncertainties, including but not limited to economic, competitive, governmental, political and technological factors affecting the company’s revenues, operations, markets, products and prices, and other factors discussed in the company’s various filings with the Securities and Exchange Commission, including without limitation, the company’s annual reports on Form 20-F.

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HIGHWAY HOLDINGS LIMITED AND SUBSIDIARIES

Consolidated Statement of Income

(Dollars in thousands, except per share data)

(Unaudited)

	Three Months Ended		Six Months Ended
	September 30,		September 30,

	2016	2015	2016	2015

Net sales	$4,220	$6,139	$9,445	$12,038
Cost of sales	3,096	4,562	7,035	9,019
Gross profit	1,124	1,577	2,410	3,019

Selling, general and administrative expenses	1,305	1,166	2,360	2,256
Operating (loss)/income	(181)	411	50	763

Non-operating items

Exchange gain /(loss), net	43	55	26	22
Interest income	1	4	2	7
Other income/(expenses)	11	-	11	1
Total non-operating income/ (expenses)	55	59	39	30

Net (loss)/income before income tax and non-controlling interests	(126)	470	89	793
Income taxes	-	(79)	(50)	(95)
Net ( loss)/income before non-controlling interests	(126)	391	39	698
Less: net gain attributable to non-controlling interests	2	-	2	3
Net (loss) /income attributable to Highway Holdings Limited shareholders	$(128)	$391	37	$695

Net (loss)/income per share - basic and diluted	$(0.03)	$0.10	$0.01	$0.18

Weighted average number of shares outstanding
Basic	3,802	3,787	3,802	3,787
Diluted	3,802	3,795	3,802	3,795

HIGHWAY HOLDINGS LIMITED AND SUBSIDIARIES

Consolidated Balance Sheet

(Dollars in thousands, except per share data)

	Sept 30	March 31
	2016	2016

Current assets:

Cash and cash equivalents	$8,752	$9,140
Accounts receivable, net of doubtful accounts	3,857	4,321
Inventories	1,376	1,425
Prepaid expenses and other current assets	1,068	844
Total current assets	15,053	15,730

Property, plant and equipment, (net)	1,072	1,121
Goodwill	77	77
Long-term deposits	111	111
Total assets	$16,313	$17,039

Current liabilities:
Accounts payable	$1,489	$1,307
Other liabilities and accured expenses	2,663	2,789
Income tax payable	414	440
Dividend payable	528	537
Total current liabilities	5,094	5,073
Long term liabilities :

Deferred income taxes	32	32
Total liabilities	5,126	5,105

Shareholders’ equity:
Common shares, $0.01 par value	38	38
Additional paid-in capital	11,370	11,370
(Deficit ) / Retained earnings	(212)	512
Accumulated other comprehensive (loss)/income	(46)	(34)
Treasury shares, at cost – 5,049 shares as of September, 30, 2016; and March 31, 2016 respectively	(14)	(14)
Total Highway Holdings Limited shareholders’ equity	11,136	11,872
Non-controlling interest	51	62
Total shareholders’ equity	11,187	11,934
Total liabilities and shareholders’ equity	$16,313	$17,039